UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No._ )*

Twenty-First Century Fox, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

90130A200

(CUSIP Number)

Roger J. Patterson
Associate General Counsel
Assistant Secretary
500 South Buena Vista Street
Burbank, California 91521
(818) 560-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Faiza J. Saeed
Eric L. Schiele
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019 (212) 474-1000

December 13, 2017

(Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Page 2 of 8 Pages

CUSIP No. 90130A200

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Walt Disney Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
306,623,480[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
306,623,480[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.40%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Based on 798,520,953 shares of Class B Common Stock (as defined below) outstanding as of December 11, 2017 as set forth in the Merger Agreement (as defined below). Pursuant to the Voting Agreement described below, Disney (as defined below) may be deemed to have beneficial ownership of 306,623,480 shares of Class B Common Stock and 57,000 shares of Class A Common Stock (as defined below) on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreement. Neither the filing of this Statement (as defined below) on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(Continued on following pages)

Page 3 of 8 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Twenty-First Century Fox, Inc., a Delaware corporation (“21CF”). 21CF’s principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036.

Item 2.	Identity and Background.

(a)-(c) This Statement is being filed by The Walt Disney Company, a Delaware corporation (“Disney”). The address of the principal place of business and principal office of Disney is 500 South Buena Vista Street, Burbank, California 91521. Disney, together with its subsidiaries and affiliates, is a diversified worldwide entertainment company with operations in four business segments: Media Networks, Parks and Resorts, Studio Entertainment, and Consumer Products & Interactive Media. The name, business address and present principal occupation or employment of each executive officer and director of Disney, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither Disney, nor to Disney’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Disney, nor to Disney’s knowledge, any person named on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of Disney is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by Disney, and thus no funds were used for such purpose. As an inducement for Disney to enter into the Merger Agreement described in Item 4, the Murdoch Family Trust and Cruden Financial Services LLC, on behalf of itself and as trustee of the Murdoch Family Trust (collectively, the “Stockholders”), entered into a voting agreement, dated as of December 13, 2017 (the “Voting Agreement”) with Disney with respect to the Voting Agreement Shares (as defined below). Disney did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

As an inducement for Disney to enter into the Merger Agreement (as defined below), the Stockholders entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On December 13, 2017, Disney, TWC Merger Enterprises 2 Corp., a Delaware corporation and wholly owned subsidiary of Disney (“Merger Sub”), TWC Merger Enterprises 1,  LLC, a Delaware limited liability company and wholly owned subsidiary of Disney (“Merger LLC”), and 21CF entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, immediately following the Distribution (as defined below), Merger Sub will merge with and into 21CF (the “Initial Merger”), with 21CF to be the surviving corporation (the “Surviving Corporation”), which will be followed, immediately after the effective time of the Initial Merger (the “Effective Time”), by a merger of the Surviving Corporation with and into Merger LLC (the “Subsequent Merger”, and together with the Initial Merger, the “Mergers”), with Merger LLC to be the surviving entity in the Subsequent Merger. As a result of the Initial Merger, 21CF will become a wholly owned subsidiary of Disney. The Board of Directors of Disney and 21CF approved the Initial Merger and the Merger Agreement.

At the Effective Time, subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of common stock of 21CF, except as otherwise set forth in the Merger Agreement, will be converted automatically into and will thereafter represent only the right to receive 0.2745 shares of common stock, par value $0.01 per share, of Disney, together with cash in lieu of fractional shares of Disney common stock, without interest, upon the terms and conditions of the Merger Agreement. The per share consideration is subject to adjustment for certain tax liabilities arising from the Distribution and other transactions contemplated by the Merger Agreement. The initial exchange ratio of 0.2745 Disney shares for each 21CF share was set based on an estimate of such tax liabilities, and will be adjusted immediately prior to closing of the acquisition based on an updated estimate of such tax liabilities. Such adjustment could increase or decrease the exchange ratio, depending upon whether the final estimate is lower or higher, respectively, than the initial estimate. However, if the final estimate of the tax liabilities is lower than the initial estimate, the first $2 billion of that adjustment will instead be made by net reduction in the amount of the cash dividend to 21CF from the company to be spun off.

Pursuant to the Merger Agreement, at the Effective Time (i) the directors of Merger Sub will become the directors of the Surviving Corporation and (ii) the officers of Merger Sub will become the officers of the Surviving Corporation. Also pursuant to the Merger Agreement, at the effective time of the Subsequent Merger, the articles of incorporation and bylaws of Merger LLC will become the articles of incorporation and bylaws of the surviving entity of the Subsequent Merger. Upon completion of the merger, 21CF’s common stock will be delisted from the Nasdaq Stock Market and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934.

Page 4 of 8 Pages

Prior to the consummation of the Initial Merger, 21CF and a newly-formed subsidiary of 21CF (“SpinCo”) will enter into a separation agreement (the “Separation Agreement”), pursuant to which 21CF will, among other things, engage in an internal restructuring whereby it will transfer to SpinCo the Fox Broadcast network and stations, Fox News Channel, Fox Business Network, FS1, FS2, Big Ten Network and certain other assets, and SpinCo will assume from 21CF certain liabilities associated with such businesses (the “Separation”). 21CF will retain all assets and liabilities not transferred to SpinCo, including the 20th Century Fox Film and Television studios and certain cable and international television businesses. Following the Separation and prior to the Mergers, 21CF will distribute all of the issued and outstanding common stock of SpinCo to the holders of the outstanding shares of 21CF common stock (other than subsidiaries of 21CF) on a pro rata basis (the “Distribution”) pursuant to a recapitalization merger in accordance with the terms of the Separation Agreement and the Merger Agreement.   Prior to the Distribution, SpinCo will incur indebtedness sufficient to fund a dividend in the amount of $8.5 billion to be paid to 21CF.

Prior to the Distribution, subject to the approval of holders of a majority of the outstanding shares of Class B Common Stock entitled to vote on such matter at a meeting duly called and held for such purpose, 21CF will amend its Restated Certificate of Incorporation to provide (i) that subsidiaries of 21CF who hold shares of 21CF common stock will not receive shares of SpinCo common stock in connection with the Distribution (the “Hook Stock Charter Amendment”) and (ii) for a subdivision of the issued and outstanding shares of 21CF common stock, to be effected immediately prior to the Distribution, such that the total number of issued and outstanding shares of 21CF common stock immediately following the Distribution is equal to the total number of issued and outstanding shares of 21CF common stock immediately prior to such subdivision (the “Stock Split Charter Amendment”, and together with the Hook Stock Charter Amendment, the “Charter Amendments”).

Consummation of the merger is subject to various conditions, including, among others, (i) customary conditions relating to the adoption of the Merger Agreement by the requisite vote of 21CF’s stockholders and the approval of the stock issuance by the requisite vote of Disney stockholders, (ii) the consummation of the Separation and Distribution, (iii) the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws, including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders, (iv) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (v) if required, the receipt of any necessary consents from the Federal Communications Commission, and (vi) certain other governmental consents. The obligation of each party to consummate the merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Voting Agreement

On December 13, 2017, concurrently with the execution of the Merger Agreement, Disney entered into the Voting Agreement with the Stockholders. Shares of 21CF common stock beneficially owned by the Stockholders subject to the Voting Agreement (the “Voting Agreement Shares”) comprised 306,623,480 shares of Class B Common Stock, constituting approximately 38.40% of the total issued and outstanding shares of Class B Common Stock as of December 11, 2017, and 57,000 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), constituting less than 1% of the total issued and outstanding shares of Class A Common Stock as of December 11, 2017. Pursuant to the Voting Agreement, the Stockholders have agreed to vote, or cause the holder of record to vote, in favor of (i) adoption of the Merger Agreement and the transactions contemplated thereby and (ii) any proposal to adjourn or postpone a meeting of shareholders to a later date if there are not sufficient votes to adopt the Merger Agreement.

Further, the Stockholders have agreed to vote against (i) approval of any proposal made in opposition to adoption of the Merger Agreement or the transactions contemplated by the Merger Agreement or in competition or inconsistent with the Initial Merger and (ii) any action, proposal or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of 21CF under the Merger Agreement or that would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Transactions contemplated by the Merger Agreement. The Stockholders have also agreed not to facilitate any effort or attempt by another entity to make an acquisition proposal for 21CF, including by refraining from discussing or providing information to any person in connection with such a proposal. In the Voting Agreement, the Stockholders also agreed not to, among other things, sell, pledge, encumber, exchange, assign, grant an option with respect to, transfer, tender or otherwise dispose of, or enter into any agreement, arrangement or commitment providing for the transfer of, any Voting Agreement Shares.

The Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement pursuant to Article VII thereof, (ii) the Effective Time and (iii) such date and time as the Merger Agreement shall have been amended in a manner that reduces the amount of merger consideration or is material and adverse to any of the Stockholders without the Stockholder’s prior written consent. In addition, voting obligations under the Voting Agreement will no longer be in effect upon the occurrence of a Company Change in Recommendation (as defined in the Merger Agreement), except that the Stockholders will continue to be required to vote in favor of the Charter Amendments described above until the termination of the Voting Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Voting Agreement are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Disney, 21CF or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Disney’s public disclosures.

Except as set forth in this Statement, the Merger Agreement and the Voting Agreement, neither Disney nor to Disney’s knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Page 5 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

(a) Pursuant to the Voting Agreement, Disney may be deemed to have beneficial ownership of 306,623,480 shares of Class B Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreement. Based on 798,520,953 shares of Class B Common Stock outstanding as of December 11, 2017, as set forth in the Merger Agreement, Disney may be deemed to have beneficial ownership of 38.40% of the outstanding shares of Class B Common Stock if the record date were December 11, 2017. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the Class B Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To Disney’s knowledge, no shares of Class B Common Stock are beneficially owned by any of the persons listed on Schedule A except as stated therein.

(b) Pursuant to the Voting Agreement, Disney may be deemed to have shared power to vote or direct the voting of 306,623,480 shares of Class B Common Stock held by the Stockholders.

(c) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Disney nor, to Disney’s knowledge, any person named on Schedule A, has effected any transaction in the Class B Common Stock during the past 60 days.

(d) Other than the Stockholders, to Disney’s knowledge, no other person has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class B Common Stock described herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of 21CF, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of 21CF.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:
Agreement and Plan of Merger, dated as of December, 13, 2017  by and among The Walt Disney Company, TWC Merger Enterprises 2 Corp., TWC Merger Enterprises 1, LLC and Twenty-First Century Fox, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K/A, filed by The Walt Disney Company on December 14, 2017).

Exhibit 2:
Voting Agreement, dated as December 13, 2017, by and among The Walt Disney Company, the Murdoch Family Trust and Cruden Financial Services LLC (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by The Walt Disney Company on December 14, 2017).

Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2017

The Walt Disney Company

By:	/s/ Roger J. Patterson
Name: Roger J. Patterson
Title: Associate General Counsel, Assistant Secretary
Registered In-house Counsel

Page 7 of 8 Pages

SCHEDULE A

Set forth below is a list of the directors and executive officers of Disney, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Disney’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below the business address of each person is c/o The Walt Disney Company, 500 S. Buena Vista St., Burbank, CA 91521.

Directors of Disney

Name	Present Principal Occupation and Business Address of Such Organization
Robert A. Iger
(Chairman)	Chief Executive Officer of Disney.
Susan E. Arnold	Former President Global Business Units of Procter & Gamble. PO Box 42511 Cincinnati, OH 45242.
Mary T. Barra[1]	Chairman and Chief Executive Officer of General Motors Company. PO Box 33170 Detroit, MI 48232.
John S. Chen	Executive Chair and Chief Executive Officer of Blackberry, Ltd. 2200 University Avenue East, Waterloo, Canada N2K 0A7.
Jack Dorsey	Chief Executive Officer of Twitter, Inc. 1335 Market Street, Suite 900, San Francisco, CA 94103. Chief Executive Officer of Square, Inc. 1455 Market Street, Suite 600, San Francisco, CA 94103.
Maria Elena Lagomasino	Chief Executive Officer and Managing Partner of WE Family Offices. 1270 Avenue of the Americas, Suite 2101, New York, NY 10020.
Fred H. Langhammer	Chairman, Global Affairs, of The Estée Lauder Companies. Inc. 767 Fifth Avenue, New York, NY 10153.
Aylwin B. Lewis	Former President and Chief Executive Officer of Potbelly Sandwich Works, LLC. 111 North Canal Street, Suite 850, Chicago, IL 60606.
Robert W. Matschullat[2]	Private equity investor. 537 Steamboat Road, Suite 200, Greenwich, CT 06830.
Mark G. Parker	President and Chief Executive Officer of NIKE, Inc. One Bowerman Drive, Beaverton, OR 97005.
Sheryl Sandberg	Chief Operating Officer of Facebook, Inc. One Hacker Way, Menlo Park, CA 94025.
Orin C. Smith	Former President and Chief Executive Officer of Starbucks Corporation. 2401 Utah Avenue South, Seattle, WA 98134.

1      Ms. Barra beneficially owns 85 shares of Class B Common Stock, with sole power to vote or direct the vote and to dispose or direct the disposition of such shares.
2      Mr. Matschullat beneficially owns 475 shares of Class B Common Stock, with sole power to vote or direct the vote and to dispose or direct the disposition of such shares.

Page 8 of 8 Pages

Executive Officers of Disney

Name	Present Principal Employment
Alan N. Braverman	Senior Executive Vice President, General Counsel and Secretary.
Robert A. Iger	Chairman and Chief Executive Officer.
Kevin A. Mayer	Senior Executive Vice President and Chief Strategy Officer.
Christine M. McCarthy	Senior Executive Vice President and Chief Financial Officer.
M. Jayne Parker	Senior Executive Vice President and Chief Human Resources Officer